06006233

TED STATES
EXCHANGE COMMISSION
..ashington, D.C. 20549

RECEIVED
MAR 0 6 2006
SEC MAIL PROCESSING SECTION
WASH, D.C. 213

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24971

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seaport Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Broad Street
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goffner, Norman, M.
(Name – *if individual, state last, first, middle name*)

3 Hanover Square #16J	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 5 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theodore P. Weisberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seaport Securities Corp, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

CHARLES KING
Notary Public
State of New York
No. 01KI4966231
Qualified in New York County
Commission Expires 7-24-06

ON THIS 17TH DAY OF FEB 2006

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

I, THEODORE P. WEISBERG, swear that , to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the Firm of SEAPORT SECURITIES CORP., as of December 31, 2005, are true and correct. I further swear that neither the company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHARLES KING
Notary Public
State of New York
No. 01KI4986231
Qualified in New York County
Commission Expires 7-24-06

NY NY

ON THIS 17TH DAY OF FEB 2006

No Exceptions

Notary Public

THEODORE P. WEISBERG
President

NAME OF ORGANIZATION: SEAPORT SECURITIES CORP.
ADDRESS: 60 BROAD STREET 31ST FLOOR NEW YORK, NY 10004
DATE: Feb 24, 2006

NEW YORK STOCK EXCHANGE, INC.
20 BROAD STREET – 23RD FLOOR
NEW YORK, NY 10005

Attn: Member Firms Department

Gentlemen:
We, THE UNDERSIGNED members or allied members of SEAPORT SECURITIES CORP. have caused an audit to be made in accordance with the prescribed regulations and have arranged for the prescribed financial report based upon such audit.

We hereby certify that to the best of our knowledge and belief, the accompanying financial report prepared as of DECEMBER 31, 2005 represents a true and correct financial statement of our organization and that the report will promptly be made available to those members and allied members whose signatures do not appear below.

[signature]

SEAPORT SECURITIES CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2005

SEAPORT SECURITIES CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2005

TABLE OF CONTENTS:

EXHIBIT A

SEAPORT SECURITIES CORPORATION

Statement of Financial Condition
As at DECEMBER 31, 2005

ASSETS:

U.S. Treasury Bills		$ 103,352
Money Market Funds		5,979,300
Accrued Commissions & Floor Brokerage Receivable		319,504
Receivable from Brokers		1,212
Other Receivables		1,080
New York Stock Exchange Membership at Cost		1,050,000
Other Securities		81,600
Total Assets		$7,536,048

LIABILITIES AND STOCKHOLDERS' EQUITY:

Liabilities:

Accounts Payable and Accrued Expenses & Taxes		$ 570,082
Subordinated Loans		250,000
Total Liabilities		$ 820,082

Stockholder's Equity:

Common Stock, no par value -		
Authorized 200 shares;		
Issued and outstanding 100 shares	$ 100	
Additional paid in capital	14,400	
Retained earnings	6,780,909	
	$6,795,409	
Less: Common Stock Held in Treasury	(79,443)	
Total Stockholders' Equity		$6,715,966
Total Liabilities and Stockholder's Equity		$7,536,048

The accompanying notes are an integral part of this statement.

SEAPORT SECURITIES CORPORATION

**Statement of Financial Condition
as at December 31, 2005**

NOTES TO STATEMENT OF FINANCIAL CONDITION:

Note 1: Significant Accounting Policies:

Securities owned: Securities transactions (and the related revenue and expenses are recorded on a settlement date basis, generally three business days after trade date for securities and one business day for options.

Net commission income for trades of the last three days of the year is immaterial.

Note 2: Commitments:
The Firm is on a lease for its office space which began March 1, 2000 and ending March 30, 2010, at a charge of $69,716 per annum. The Firm can terminate after five years (February 28, 2005) after meeting certain conditions.

Note 3: Pension Plan:
The Company has a defined benefit pension plan covering certain full-time employees. Pension costs are actuarially determined and the Company makes annual contributions to the Plan equal to the amount accrued for pension expenses.

Note 4: Income Taxes:
The Company is now a subchapter "S" corporation under the Internal Revenue Code. Accordingly, only State and City taxes are accrued.

Note 5: Net Capital Requirements:
The capital ratio, as independently computed by our auditors, was 11% versus an allowable maximum of 1500% under the rules of the Securities and Exchange Commission. The Firm's net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission was $100,000, whereas the net capital as computed was $5,295,149, leaving a capital in excess of requirements of $5,195,149.

Note 6: Financial Instruments with Off-Balance Sheet Credit Risk:
As a securities broker, the Firm is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Firm's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Firm introduces these transactions for clearance to another broker/ dealer on a fully disclosed basis.

NOTES TO STATEMENT OF FINANCIAL CONDITION: (Cont'd)

The Firm's exposure to credit risk associates with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Firm and its clearing broker provides that the Firm is obligated to assume any exposure related to such non-performance by its customers. The Firm seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

A copy of the Company's statement of financial condition as of December 31, 2005, pursuant to S.E.C. Rule 17a-5, is available for examination at the Company's office and at the Regional Office of the Securities and Exchange Commission.

EXHIBIT B

SEAPORT SECURITIES CORPORATION

Statement of Income
For the Year Ended December 31, 2005

INCOME:

Commission Income	$2,914,741
Fees	12,332
Dividend Income	9,466
Floor Brokerage	816,230
Other	71,064
Interest	173,589
Total Income:	$3,997,422

EXPENSES:

Interest	$ 54
Interest – Subordinated Loan	25,000
Clearance	201,818
Advertising	3,661
Dues and Subscriptions	753
Insurance	38,565
Salaries and Employee Benefits	1,082,312
Salary – Officer	1,064,806
Stationary, Supplies and Postage	28,305
Pension Plan Contribution	174,381
Taxes, other than Income Taxes	71,821
Telephone	38,353
Tickers and Quotes	40,951
Promotional	33,419
Rent	84,587
Other	29,666
Professional Fees	36,637
Commission and Floor Brokerage	424,241
Total Expenses:	$3,379,330
Net Income Before Provision for Income Taxes	$ 618,092
Provision for Income Taxes	(57,225)
NET INCOME	$ 560,867

The accompanying notes are an integral part of this statement.

EXHIBIT C

SEAPORT SECURITIES CORPORATION

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2005

	Treasury Stock	Common Stock – No Par Value	Additional Paid-in Capital	Retained Earnings	Stockholders' Equity
Balances, Beginning Jan. 1, 2005	($ 79,443)	$ 100	$ 14,400	$6,259,224	$6,194,281
Add: Net Income				560,867	560,867
Deduct: Distributions				(39,182)	(39,182)
Balances, Ending Dec. 31, 2005	($ 79,443)	$ 100	$ 14,400	$6,780,909	$6,715,966

The accompanying notes are an integral part of this statement.

EXHIBIT D

SEAPORT SECURITIES CORPORATION

Statement of Changes in Liabilities Subordinated To Claims of General Creditors

For the Year Ended December 31, 2005

January 1, 2005	$250,000
Balance December 31, 2005	$250,000

The accompanying notes are an integral part of this statement.

EXHIBIT E

SEAPORT SECURITIES CORPORATION

Statement of Cash Flows

For the Year Ended December 31, 2005

Increase (Decrease) in Cash:		
Cash Flows from Operating Activities:		
Net Income		$ 560,867
(Increase) Decrease in Operating Assets:		
(Increase) in Money Market Funds		$(361,913)
Decrease in Commissions Receivable		3,751
Decrease in Receivable from Broker		(888)
(Increase) in Other Assets		(22,075)
Purchase U.S. Treasury Bills		(103,352)
Increase (Decrease) in Operating Liabilities:		
(Decrease) in Accounts Payable and Accrued Expenses		(48,061)
Net Cash provided by Operating Activities		$ 28,329
Cash Flows from Financing Activities:		
Distributions:	($39,182)	
Net Cash used by Financing Activities		(39,182)
Cash at the Beginning of Year		$ 10,853
Cash at End of Year		$ 0

The accompanying notes are an integral part of this statement.

SCHEDULE 1

SEAPORT SECURITIES CORPORATION

Computation of Net Capital Under S.E.C. Rule 15c3-1

December 31, 2005

CREDIT ITEMS:

Capital Stock		$ 100
Additional Paid-in Capital		14,400
Retained Earnings	$6,780,909	
Less: Treasury Stock	(79,443)	6,701,466
Subordinated Loans		250,000
		$6,965,966

DEBIT ITEMS:

Other Assets	$1,132,680	
Capital Charges Pursuant to Rule 15c3-1:	538,137	1,670,817

NET CAPITAL	$5,295,149
Less: Minimum Net Capital Requirements: Greater of 6 2/3% of aggregate indebtedness or $100,000 whichever is greater	100,000
Capital in excess of Minimum Requirements	$5,195,149

Aggregate Indebtedness:

Accrued Expenses and Accounts Payable	$ 570,082
Divided by: Net Capital	$5,295,149 = 11%

(1) There were no contingent liabilities disclosed during the course of my audit.

The accompanying notes are an integral part of this statement.

SCHEDULE 2

SEAPORT SECURITIES CORPORATION

Reconciliations of Net Capital to Focus Report

December 31, 2005

Capital per Focus	$5,313,449
Increase in Liability	18,300
Net Capital per Report	$5,295,149

The accompanying notes are an integral part of this statement.

NORMAN M. GOFFNER
Certified Public Accountant
3 Hanover Square
New York, NY 10004

Telephone: (212) 422-3530

INDEPENDENT AUDITOR'S REPORT

THE OFFICERS AND DIRECTORS OF
SEAPORT SECURITIES CORPORATION:

I have audited the accompanying statement of financial condition of SEAPORT SECURITIES CORPORATION as of December 31, 2005, and the related statements of income, statement of changes in corporation capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards required that I plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the Financial Statements, referred to above, presents fairly, in all material respects, the financial position of SEAPORT SECURITIES CORPORATION as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic Financial Statements, taken as a whole. The information contained in Schedule 1 is presented for the purposes of additional analysis and not a required part of the basic Financial Statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic Financial Statements and, in my opinion, is fairly stated in all material respects in relation to the basic Financial Statements taken as a whole.

Respectfully submitted,

NORMAN M. GOFFNER
Certified Public Accountant

New York, NY
February 24, 2006

NORMAN M. GOFFNER
Certified Public Accountant
3 Hanover Square
New York, NY 10004

Telephone: (212) 422-3530

To the Board of Directors
Seaport Securities Corporation
60 Broad Street
New York, New York 10004

Gentlemen:

I have examined the financial statements of Seaport Securities Corporation for the period ended December 31, 2005, and have issued my report thereon dated February 24, 2006. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

I, also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3(k)(2)(b). I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal account control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Seaport Securities Corporation, taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness, and no facts came to my attention to cause me to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3(k)(2)(b).

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicated a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of members, and should not be used for any other purpose.

In the light of the foregoing comment, I declare that I found no material inadequacies in your accounting system, internal accounting control and procedures for safeguarding securities. Further, that no material differences existed between our computation of your net capital, and your corresponding Focus Report Part IIA filing.

This report recognized that it is not practicable in an organization the size of Seaport Securities Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

I hereby attest that the requirements prescribed by the Securities and Exchange Commission for audit, under authority of Rule 17a-5, have been observed by me in the conduct of my examination.

Respectfully submitted,

NORMAN M. GOFFNER
Certified Public Accountant

New York, NY
February 24, 2006